

07007597

Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 3 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-~~12345~~ 8-52704

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Integrity Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4020 Lake Washington Blvd. NE
(No. and Street)

Kirkland	Washington	98033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN G. HUTTON (425) 284-0301
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 1 3 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Accounting Firm Ryan Jorgenson & Limoli, P.S.

7525 Pioneer Wy., Ste 201	Gig Harbor,	Washington	98335
(Address)	(City)	(State)	(Zip Code)

INTEGRITY TRADING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 AND RECONCILIATION BETWEEN AUDITED NET CAPITAL AND UNAUDITED NET CAPITAL (FOCUS REPORT
AS OF DECEMBER 31, 2006

Net Capital	
Total Stockholder's Equity	$ 220,275
Total Capital	220,275
Deductions and/or charges:	
Equipment, net	(13,584)
Prepaid Asset	(12,482)
Deposits	(4,165)
Options (haircut)	(4,300)
Money Market (haircut)	(758)
	(35,290)
Net Capital	$ 184,986

Reconciliation and Explanations	
Net Capital, per filed Broker-Dealer's Unaudited Part IIA	$ 179,376
Other investments previously excluded	$6,000
Additional expenses reported	
Depreciation expense	$0
Income tax expense	$(390)
Net Capital, per Amended filed Broker-Dealers Focus Report	$ 184,986

Note:

No material differences between audited net capital and broker dealers corresponding focus report.

INTEGRITY TRADING, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(3) OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Computation of Basic Net Capital Requirement

Minimum net capital required (6.2/3% of Agg. Indebtedness)	$7,939
Minimum dollar net capital requiremtnof reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100, 000
Net capital requirement (greater of above lines)	100,000
Net capital previously calculated	184,986
Excess net capital	84,986
Excess net capital at 1000%	173,077

Computation of Aggregate Indebtedness

Total A.I.from Statement of Financial Condition				$119,091
Add:	A.	Drafts for immediate credit		
	B.	Market value of securities borrowed for which no equivalent value is paid or credited		
	C.	Other unrecorded amounts		
Total aggregate indebtedness				$119,091
Percentage of aggregate indebtedness to net capital				66%

Oath or Affirmation

I, Karen G. Hutton, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY TRADING, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Chief Compliance Officer
Title

Subscribed and sworn
to before me
this 18 day of May 2007

Notary Public

END